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[COLUMBIA GAS SYSTEM LETTERHEAD]

                                January 10, 1996



Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC  20549



                        Certificate Under Rule 24 of the
                   Public Utility Holding Company Act of 1935
                         The Columbia Gas System, Inc.

                                File No. 70-7903

Gentlemen:

     In compliance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated September 20, 1991, June 11, 1993 and September 12, 1994 ("the Orders") authorizing transactions, as more fully described in the Application-Declaration, as amended (the "Application"), the undersigned hereby certifies to the Commission that the Amended and Restated Secured Revolving Credit Agreement dated September 15, 1994 authorized by Order of the Commission dated September 12, 1994, was terminated on November 28, 1995.

     The undersigned hereby transmits to the Commission the attached "past tense" Opinion of Counsel to complete this file.

                              Very truly yours,

                              THE COLUMBIA GAS SYSTEM, INC.



                              By:    /s/ L. J. Bainter
                                     ----------------------------
                                         L. J. Bainter, Treasurer
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                                                      January 4, 1996


U.S. Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:

          Re:  The Columbia Gas System, Inc.
               File No. 70-7903

          I have acted as Counsel for The Columbia Gas System, Inc. ("Columbia"), a Delaware corporation and holding company registered under the Public Utility Holding Company Act of 1935 (the "Act") in connection with the Joint Application-Declaration on Form U-1 (File No. 70-7903), as amended by Amendment Nos. 1, 2 and 3 and Post-Effective Amendment Nos. 1, 2, 3, 4, 5 and 6 (hereinafter referred to together as the "Application-Declaration"), relating to the debtor-in-possession financing as described in the Application-Declaration.

          The debtor-in-possession financing, as more fully described in the Application-Declaration, is hereinafter sometimes referred to as the "Proposed Transaction."

          In connection with the foregoing, I have examined:

     (i)       the Application-Declaration,

     (ii) the Amended and Restated Credit Agreement dated September 15, 1994, between Columbia and Chemical Bank, approved by FINAL ORDER AUTHORIZING THE COLUMBIA GAS SYSTEM, INC., TO AMEND SECURED REVOLVING CREDIT AGREEMENT AND SECURITY AGREEMENT of the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") entered August 16, 1994 and by order of the Commission dated September 12, 1994 (HCAR No. 35-26120), superseding the Secured Revolving Credit Agreement dated September 23, 1991, and the form of note annexed thereto, approved by FINAL ORDER AUTHORIZING COLUMBIA GAS SYSTEM, INC.
               TO (i) BORROW MONIES AND (ii) GRANT SENIOR AND JUNIOR LIENS AND SUPERPRIORITY ADMINISTRATIVE EXPENSE CLAIMS PURSUANT TO 11 U.S.C. Section 364(c) of the Bankruptcy Court entered September 10, 1991, and by order of this Commission dated September 20, 1991 (HCAR No.
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               35-25380);

     (iii) copies of the Restated Certificate of Incorporation and Bylaws of Columbia; and

     (iv) such other documents, records and matters of law as I deemed necessary to enable me to render this opinion.

          Based upon the foregoing and relying thereon, I am of the opinion, assuming that all taxes and government charges in connection with such transaction have been paid, that:

          (a) all state and federal laws applicable to the Proposed Transaction have been complied with;

          (b) the note issued by Columbia as part of the Proposed Transaction was a valid and binding obligation of Columbia in accordance with its terms;

          (c) the obligations of Columbia arising under the terms of the Amended and Restated Credit Agreement were valid and binding obligations of Columbia in accordance with their terms;

          (d) the consummation of the Proposed Transaction did not violate the legal rights of the holders of any securities issued by Columbia or any associate company thereof; and

          (e) the Proposed Transaction was consummated in accordance with the Application-Declaration.

          I hereby consent to the filing of this opinion together with the Certificate of the corporation filed pursuant to Rule 24.


                                        Very truly yours,



                                        /s/ Joyce Koria Hayes
                                        -------------------------
                                        Joyce Koria Hayes
                                        Associate General Counsel
                                        and Assistant Secretary

                                        Columbia Gas System
                                             Service Corporation